                                                                  Exhibit (e)(1)

 Exhibit (e)(1)-Excerpted Sections of the Company's Definitive Proxy Statement

                              CORPORATE GOVERNANCE

In accordance with Delaware General Corporation Law and the Company's Certificate of Incorporation and Bylaws, the Company's business, property and affairs are managed under the direction of the Board of Directors. Although Directors are not involved in the day-to-day operating details, they are kept informed of the Company's business through written reports and documents provided to them regularly, as well as by operating, financial and other reports presented by the Chairman and other officers of the Company at meetings of the Board of Directors and committees of the Board.

Meetings of the Board. The Board of Directors held 4 meetings in fiscal year 2000. Each of the incumbent Directors, other than Mr. Cashin, attended at least 75% of the Board and committee meetings to which the Director was assigned. The incumbent Directors in the aggregate attended 91% of their Board and assigned committee meetings.

Committees of the Board. The Board of Directors has established two standing committees.

Audit Committee -- recommends the independent accountants to conduct the annual audit of the books and accounts of the Company, and reviews the adequacy of the Company's financial reporting, accounting systems and controls. The Audit Committee also evaluates the Company's internal and external auditing procedures. The Committee held two meetings during fiscal year 2000. Current members of the Committee are Messrs. Billig, Gerrity and Delaney.

Compensation Committee -- reviews and approves salary and other compensation of officers and administers certain benefit plans. The Compensation Committee also has the authority to administer, grant and award stock options under the Company's stock option plans, subject to approval of the Board of Directors. The Committee held four meetings during fiscal year 2000. Current members of the Committee are Messrs. Billig, Cashin and Delaney.

Director Compensation and Other Certain Relationships and Related Transactions. Directors do not receive compensation for their services as directors, except that Messrs. Gerrity, Billig and Sperlich received $320,000, $200,000 and $235,733, respectively, during fiscal year 2000 for services relating to special projects (in connection with acquisitions and strategic alliances) undertaken by them at the direction of the Board of Directors in their capacities as Directors, and Mr. Schultz was paid $28,000 in fiscal year 2000 for services rendered as a director of the Company. Mr. Schultz is entitled to receive an annual fee of $25,000 plus $1,000 for attendance in person at each quarterly meeting of the Board of Directors. Outside directors of the Company are also entitled to receive stock options for Class A Common Stock pursuant to the 1997 Non-Qualified Stock Option Plan for Non-Employee Directors. Options of 2,000 shares per director were granted under such plan to Messrs. Gerrity, Billig, Cashin, Delaney and Schultz during fiscal year 2000.

Shareholders Agreement. Citicorp Venture Capital Ltd. ("CVC"), World Equity Partners, L.P., MASG Disposition, Inc. (formerly MascoTech Automotive Systems Group, Inc.) ("MASG"), Mr. Sperlich, Mr. Gerrity and other individuals are parties to a Second Amended and Restated Securities Purchase and Holders Agreement dated March 22, 1998 (the "Shareholders Agreement") whereby they have agreed to vote their shares in such a manner so as to elect the entire Board of Directors of the Company. The parties to the Shareholders Agreement beneficially own over 50% of the outstanding shares of Class A Common Stock and, consequently, are able to elect the entire Board of Directors of the Company.


--------------------------------------------------------------------------------

                             ELECTION OF DIRECTORS
                             ITEM 1 ON PROXY CARD

The Company's directors are elected at each annual meeting and hold office until the next election. Each of the 7 nominees is currently a director of the Company. The person named on the accompanying form of proxy will vote the shares for the nominees, unless you instruct otherwise. Each nominee has consented to stand for election and the Board does not anticipate that any nominee will be unavailable to serve. In the event that one or more of the nominees should become unavailable to serve at the time of the Annual Meeting, the shares represented by proxy will be voted for the remaining nominees and any substitute nominee(s) designated by the Board. Director elections are determined by a plurality of the votes cast.

The following biographies provide a brief description of each nominee's principal occupation and business experience, age (as of October 20, 2000), and directorships held in other public corporations.

The Board of Directors recommends a vote FOR each of the listed nominees.

NOMINEES


--------------------------------------------------------------------------------

Harold K. Sperlich, Chairman of the Board of Directors. Mr. Sperlich has been Chairman of the Board of Directors since the Company's inception in 1994. Since retiring from Chrysler Corporation in 1988, having served as its President, Mr. Sperlich has served as a consultant to the automotive industry. Before joining Chrysler in 1977, Mr. Sperlich held several senior administrative and operating posts with Ford Motor Company. Age: 70

--------------------------------------------------------------------------------

Thomas J. Snyder, President, Chief Executive Officer and Director. Mr. Snyder was elected Chief Executive Officer effective January 1, 2000. He was elected President, Chief Operating Officer and Director when the Company was founded in 1994. From 1973 to 1994, he held a variety of managerial and executive positions with Delco Remy Division of General Motors Corporation. He is a member of the Board of the Indiana Chamber of Commerce and of Saint John's Health Systems. He is a member of the Board of Visitors of Hudson Institute and of Indiana University's Kelley School of Business in Indianapolis.

--------------------------------------------------------------------------------

E.H. Billig, Vice Chairman of the Board of Directors. Mr. Billig has been Vice Chairman of the Board of Directors since the Company's inception in 1994. Mr. Billig has been Chairman of the Board of MSX International, Inc. since 1997, where he was also, until January 2000, Chief Executive Officer. He was formerly President and Chief Operating Officer of MascoTech, Inc. He is also a director of Titan Wheel International, Inc. Age: 73

--------------------------------------------------------------------------------

Richard M. Cashin, Jr., Director. Mr. Cashin has been a director since the Company's inception in 1994. Mr. Cashin was President from 1994 to April 2000 and a Managing Director for more than five years of CVC. Since April, he is a partner of Cashin Capital Partners, a private equity investment firm. In addition, Mr. Cashin serves as a director of Lifestyle Furnishings International Ltd., Fairchild Semiconductor Corporation, Freedom Forge, Euromax International, Plc., Hoover Group, Inc., Gerber Childrenswear Inc., JAC Holdings, GVC Holdings, MSX International, Inc. Titan Wheel International, Inc., and Flender AG. Age: 47

--------------------------------------------------------------------------------

Michael A. Delaney, Director. Mr. Delaney has been a director since the Company's inception in 1994. Mr. Delaney has been a Managing Director of CVC since 1997 and a Vice President for more than the past five years. Mr. Delaney is also a director of GVC Holdings, JAC Holdings, Palomar Technologies, Inc., SC Processing, Inc., MSX International, Inc., International Knife and Saw Inc., Great Lakes Dredge and Dock Corporation, Trianon Industries Inc., ChipPac Inc. and Strategic Industries Inc. Age: 46

--------------------------------------------------------------------------------

James R. Gerrity, Director. Mr. Gerrity has been a director since the Company's inception in 1994. From 1986 to 1993, Mr. Gerrity was President and a director of Dyneer Corporation. Mr. Gerrity currently is a director of Palomar Technologies Corporation, Wescor Graphics, Inc., Ballantrae Corporation and Flender AG. Age: 59

--------------------------------------------------------------------------------

Robert J. Schultz, Director. Mr. Schultz became a director in 1997. Mr. Schultz retired as Vice Chairman and a member of the Board of Directors of General Motors Corporation ("GM") in 1993. Mr. Schultz joined GM in 1955 and served as General Manger of GM's Delco Electronics Division and Group Executive of Chevrolet-Pontiac-GM of Canada . Mr. Schultz is also a director of MCT Corporation, and was Chairman of the Board of OEA, Inc. until its sale earlier this year. He is also a member of the Board of Trustees of California Institute of Technology. Age: 70


--------------------------------------------------------------------------------


                      INCREASE IN SHARES AVAILABLE UNDER
                 1997 STOCK-BASED INCENTIVE COMPENSATION PLAN
                             ITEM 3 ON PROXY CARD

The Company's 1997 Stock-Based Incentive Compensation Plan, as amended (the "Incentive Plan") was approved by the Board of Directors and by the shareholders of the Company in 1997, with a total of 1,224,000 shares of Common Stock reserved for issuance under the Incentive Plan. Subject to shareholder approval, in October 2000, the Board of Directors approved an increase of 1,224,000 shares, totaling 2,448,000 shares, authorized for issuance under the Incentive Plan.

As of October 31, 2000, options to purchase 630,675 shares of Common Stock (net of cancelled or forfeited options) had been granted under the Incentive Plan, and 593,325 shares remained available for future grants. The closing price of the Common Stock on October 31, 2000 was $6.69.

The Board of Directors believes that this proposed increase in the number of shares authorized for issuance under the Incentive Plan is in the best interest of the Company. The Board of Directors believes that this increase will strengthen the Company's ability to attract and retain individuals with the desired training, experience and expertise as key employees in a highly competitive labor market. The Board of Directors also believes that this increase will allow the Company to furnish additional incentives to key individuals to promote the Company's financial success and be motivated to increase shareholder value.

The Board of Directors recommends a vote FOR the increase.

--------------------------------------------------------------------------------


                      INCREASE IN SHARES AVAILABLE UNDER
                     1997 NON-QUALIFIED STOCK OPTION PLAN
                          FOR NON-EMPLOYEE DIRECTORS
                             ITEM 4 ON PROXY CARD

The Company's 1997 Non-Qualified Stock Option Plan for Non-Employee Directors (the "Director Plan") was approved by the Board of Directors and by the shareholders of the Company in 1997, with a total of 100,000 shares of Common Stock reserved for issuance under the Director Plan. Subject to shareholder approval, in October 2000, the Board of Directors approved an increase of 100,000 shares, totaling 200,000 shares, authorized for issuance under the Director Plan.

As of October 31, 2000, options to purchase 20,000 shares of Common Stock (net of cancelled and forfeited options) had been granted under the Directors Plan, and 80,000 options remained available for future grants. The closing price of the Common Stock on October 31, 2000 was $6.69.

The Board of Directors believes that this proposed increase in the number of shares authorized for issuance under the Directors Plan is in the best interest of the Company. The Board of Directors believes that this increase will better enable the Company to compete successfully with other companies to attract and retain qualified directors.

The Board of Directors recommends a vote FOR the increase.

--------------------------------------------------------------------------------

                            EXECUTIVE COMPENSATION

                     REPORT OF THE COMPENSATION COMMITTEE
                           OF THE BOARD OF DIRECTORS
                           ON EXECUTIVE COMPENSATION

Report of the Compensation Committee of the Board of Directors on Executive Compensation

         Role of Committee. The Compensation Committee of the Board of Directors (the "Committee") establishes, oversees and directs the Company's executive compensation programs and policies and administers the Company's stock option plans. The Committee seeks to align executive compensation with Company objectives and strategies, management programs, business financial performance and enhanced shareholder value. The Committee consists of independent outside directors, none of whom is or was an officer or employee of the Company.

         The Committee's objectives include (i) attracting and retaining exceptional individuals as executive officers and (ii) providing key executives with motivation to perform to the full extent of their abilities in an effort to maximize Company performance to deliver enhanced value to the Company's shareholders. The Committee believes it is important to place a greater percentage of executive officers' compensation at risk than that of non-executives by tying executive officers' compensation directly to the performance of the business and value of the Common Stock. Executive compensation consists primarily of an annual salary, bonuses linked to the performance of the Company and long-term equity-based compensation.

         Compensation. The annual salaries of the Company's executive officers are set at levels designed to attract and retain exceptional individuals by rewarding them for individual and Company achievements. The Committee reviews the annual salary of each executive officer in relation to such officer's performance and previous salaries and general market and industry conditions or trends and makes appropriate adjustments. The Committee reviews executive officers' salaries annually to adjust such salaries based on each executive officer's past performance, expected future contributions, the scope and nature of responsibilities of, including changes in such responsibilities, and competitive compensation data relating to such executive officer.

         The Committee believes that a portion of the executives' compensation should be tied to the financial results of the Company in order to reward individual performance and overall Company success. Each year, objective targets are established for each officer. Such targets include the Company's financial targets, such as revenue, earnings and return on assets, as well as individual strategic and operating targets. Additionally, a portion of each officer's bonus is based on subjective criteria particular to each officer's individual operating responsibilities.

         The Company has employee stock option plans in order to offer key employees the opportunity to acquire an equity interest in the Company, thereby aligning the interests of these employees more closely with the long term interests of shareholders. Awards under these employee stock option plans may be in the form of options, restricted stock or stock appreciation rights. Options, which have a fixed exercise price and vest over a five-year period and have an exercise price equal to the market value of the Common Stock on the date of grant, were granted to executive officers and other key employees in 2000.

         2000 Chairman of the Board. The Committee determined the 2000 compensation of Mr. Sperlich, Chairman of the Board, in accordance with the above discussion. In addition, the Committee based Mr. Sperlich's bonus on his overall leadership and management of the Company.

         Deductibility of Compensation. Section 162(m) of the Internal Revenue Code imposes a $1 million limit on the deductibility of compensation paid to executive officers of public companies. The Committee believes that all of the compensation awarded to the Company's executive officers will be fully deductible in accordance with this limit.

                                                         COMPENSATION COMMITTEE
                                                         E.H. Billig
                                                         Richard M. Cashin, Jr.

                                                              Michael A. Delaney


                              COMPENSATION TABLES

Executive Compensation
The following table sets forth, for the fiscal years ending July 31, 2000, 1999 and 1998, information regarding the cash compensation paid by the Company, as well as other compensation paid or accrued for such year, to each of the executive officers of the Company named below, in all capacities in which they served.

                                      Summary Compensation Table

---------------------------------------------------------------------------------------------------
Dollars in Thousands
                                                                        Long
                                                   Annual               Term
                                                Compensation        Compensation
                                                ------------        ------------
                (a)                   (b)     (c)        (d)             (g)               (i)

                                                                      Securities
Name and                                                              Underlying        All Other
Principal Position                   Year   Salary      Bonus          Options        Compensation
---------------------------------------------------------------------------------------------------
Harold K. Sperlich                   2000    $123.6    $262.2           7,000             $252.2(1)
         Chairman of the Board       1999    $295.0    $292.4           7,000             $ 23.9(1)
                                     1998    $275.0    $280.5           6,900             $ 29.6(1)

Thomas J. Snyder                     2000    $350.0    $387.3           7,000             $ 17.3(2)
         President and Chief         1999    $295.0    $292.4           7,000             $ 13.8(2)
Executive Officer
                                     1998    $275.0    $280.5           6,900             $  9.7(2)

J. Timothy Gargaro (3)               2000     $62.5    $ 62.7          20,000             $  0.2(4)
         Senior Vice President       1999       --        --              --                  --(4)
         and Chief Financial         1998       --        --              --                  --(4)
         Officer

Joseph P. Felicelli                  2000    $260.0    $103.3           5,000             $ 10.8(5)
         Group Vice President,       1999    $235.0    $ 92.4           5,000             $ 13.7(5)
         Aftermarket
                                     1998    $193.3    $115.3           5,500             $  8.8(5)

Richard L. Stanley                   2000    $275.0    $218.6           5,000             $ 11.2(6)
         President, Delco Remy       1999    $220.0    $135.6           5,000             $  7.0(6)
         America                     1998    $175.0    $127.3           4,400             $  4.9(6)

Susan E. Goldy                       2000    $245.0    $162.8           3,500             $ 22.5(7)
   Senior Vice President and         1999    $230.0    $136.7           3,500             $ 23.1(7)
   General Counsel                   1998    $225.2    $125.3           5,300             $ 22.6(7)
---------------------------------------------------------------------------------------------------

(1) "All Other Compensation" for Mr. Sperlich includes the following: (i) $5,509 and $1,375 in matching contributions under the Company's 401(k) Plan in fiscal years 1999 and 1998, respectively; (ii) $6,824, $2,000 and $3,146 in salaried medical retiree benefits in fiscal years 2000, 1999 and 1998, respectively; (iii) $9,601, $16,385 and $25,040 in premiums paid under a life insurance policy in fiscal years 2000, 1999 and 1998, respectively; and (iv) $235,733 in directors fees in fiscal year 2000.

(2) "All Other Compensation" for Mr. Snyder in fiscal years 2000, 1999 and 1998, respectively, includes the following: (i) $7,778, $5,875 and $2,578 in matching contributions under the Company's 401(k) Plan; and
         (ii) $9,542, $7,947 and $7,139 in premiums paid under a life insurance policy.

(3)      Mr. Gargaro joined the Company in May 2000.

(4) "All Other Compensation" for Mr. Gargaro in fiscal year 2000 includes $235 in salaried medical retiree benefits.

(5) "All Other Compensation" for Mr. Felicelli in fiscal years 2000, 1999 and 1998, respectively, includes the following: (i)
         $3,821, $6,919 and $3,850 in matching contributions under the Company's 401(k) Plan; (ii) $2,000, $2,000 and $2,000 in salaried medical retiree benefits; and (iii) $4,930, $4,759 and $2,967 in premiums paid under a life insurance policy.

(6) "All Other Compensation" for Mr. Stanley in fiscal years 2000, 1999 and 1998, respectively, includes the following: (i) $9,216, $5,826 and $3,142 in matching contributions under the Company's 401(k) Plan; and
         (ii) $1,958, $1,138 and $1,797 in premiums paid under a life insurance policy.

(7) "All Other Compensation" for Ms. Goldy in fiscal years 2000, 1999 and 1998, respectively, includes the following: (i) $3,683, $4,211 and $3,097 in matching contributions under the Company's 401(k) Plan; (ii) $2,000, $2,000 and $2,700 in salaried medical retiree benefits; (iii) $2,310, $2,240 and $1,567 in premiums paid under a life insurance policy; and (iv) $14,525, $14,622 and $15,233 in living allowances.

Stock Options

The following table sets forth information regarding 2000 fiscal year-end option values for each of the executive officers named below:

                     2000 Aggregated Option/SAR Exercises
                         and Year-End Option/SAR Value

----------------------------------------------------------------------------------------------------
                                                Number of Unexercised       Value of Unexercised
                                               Options/SARs at Year-End    In-the-Money Options/
                          Shares      Value         (# of Shares)          SARs at Year-End(1)($)
                        Acquired on  Realized  --------------------------  -------------------------
Name                    Exercise (#)    ($)    Exercisable  Unexercisable  Exercisable Unexercisable
----------------------------------------------------------------------------------------------------
Harold K. Sperlich           0          0        8,340           12,560       0             0
Thomas J. Snyder             0          0        8,340           12,560       0             0
J. Timothy Gargaro           0          0          0             20,000       0             0
Joseph P. Felicelli          0          0        6,300            9,200       0             0
Richard L. Stanley           0          0        5,640            8,760       0             0
Susan E. Goldy               0          0        5,280            7,020       0             0
----------------------------------------------------------------------------------------------------

(1) These year-end values represent the differerence between the fair market value of common stock subject to options (based on the stock's closing price on the New York Stock Exchange on July 31, 2000) and the exercise prices of the options. "In-the-money" means that the fair market value of the stock is greater than the option's exercise price on the valuation date.

The following table sets forth information regarding stock options granted under the 1997 Stock-Based Incentive Compensation Plan and the 1997 Non-Qualified Stock Option Plan for Non-Employee Directors during the fiscal year 2000 to the executive officers of the Company named below:

                            2000 Option/SAR Grants

----------------------------------------------------------------------------------------------------
                                                   Individual Grants
                              ---------------------------------------------------------
                              Number of Securities   % of Total
                                   Underlying       Options/SARs  Exercise or           Grant Date
----------------------------------------------------------------------------------------------------


                                  Options/SARs      Granted to    Bass Price Expiration    Value(2)
                                  Granted(1) (#)    Employees     ($/Share)     Date        ($)
----------------------------------------------------------------------------------------------------
Harold K. Sperlich                    7,000            2.49%        $8.50     12/20/09    $24,710
Thomas J. Snyder                      7,000            2.49%        $8.50     12/20/09    $24,710
J. Timothy Gargaro                   20,000            7.12%        $8.00     05/09/10    $65,400
Joseph P. Felicelli                   5,000            1.78%        $8.50     12/20/09    $17,560
Richard L. Stanley                    5,000            1.78%        $8.50     12/20/09    $17,560
Susan E. Goldy                        3,500            1.25%        $8.50     12/20/09    $12,355
----------------------------------------------------------------------------------------------------

(1) The Options become exercisable at a rate of 20% each year, beginning December 20, 2000, except for options granted to J. Timothy Gargaro which become exercisable beginning May 9, 2001.

(2) Present values were calculated using the Black-Scholes American option valuation method. The actual value, if any, that an executive officer may receive is dependent on the excess of the stock price over the exercise price. Use of this model should not be viewed as a forecast of the future performance of the Company's stock price. The estimated grant date present value of each stock option is $3.53 based on the following defined option terms and assumptions: (a) a stock price of $8.50; (b) an exercise price of $8.50; (c) an expected life of 7 years;
         (d) an estimated risk-free interest rate of 6.00%; (e) a dividend yield of 0% representing the stock's current yield; and (f) an estimated stock price volatility rate of .220.

--------------------------------------------------------------------------------

                               RETIREMENT PLANS

Delco Remy America, Inc., a wholly owned subsidiary of the Company ("DRA"), established the Delco Remy America Salaried Retirement Plan (the "Retirement Plan") primarily to provide eligible salaried employees with a monthly pension benefit after retirement for life. Except for eligible employees who transferred to DRA directly from General Motors Corporation ("GM") and began immediate participation, generally all employees of DRA who are compensated on a salaried basis are eligible to participate in the Retirement Plan after completing one year of service and attaining age 21. The Retirement Plan is a defined benefit, tax-qualified plan under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and contributions to the Plan generally are deductible for income tax purposes for the year contributed, and benefits are not taxable to employees until paid.

The standard retirement benefit under the Retirement Plan is a monthly, single life annuity starting at age 65, equal to 1.25 % of an employee's average monthly pay multiplied by the employee's years of service with DRA. Average monthly pay is generally based on the employee's 60-consecutive month highest average base pay during the ten-year period before retirement. The benefit for certain long-service GM employees who transferred to DRA, however, is not less than $60 times their years of service with DRA. Under the Code the annual benefit provided by the Retirement Plan cannot exceed the lesser of $135,000 or 100% of compensation (subject to certain further limitations under the Retirement Plan and Code). Eligible employees generally may retire on or after age 55 with 10 years of service, with their monthly Retirement Plan benefit actuarially reduced if payment actually starts prior to age 62. Employees who terminate with less than five years of service forfeit any benefits which they may have accrued, and such forfeitures are used to offset future contributions otherwise required to fund the Plan. Certain late retirement, death and disability benefits also may be paid under the Retirement Plan.

The years of credited service as of July 31, 2000 for each of the named executive officers of the Company were Harold K. Sperlich - 6 years; Thomas J. Snyder - 38 years; J. Timothy Gargaro - 0.3 years; Joseph P. Felicelli - 3 years; Richard L. Stanley - 22.4 years; and Susan E. Goldy - 3.6 years.

The following table shows estimated annual retirement benefits that would be payable to participants under the Retirement Plan upon normal retirement at age 65 under various assumptions as to final average annual compensation and years of credited service and on the assumption that benefits will be paid in the form of a single life annuity. The benefit amounts listed are not subject to any deduction for Social Security benefits.

                            Estimated Annual Retirement Benefits (in dollars)
---------------------------------------------------------------------------------------------------
                                                                     Years of Service
---------------------------------------------------------------------------------------------------
                     Final Average Compensation           10       15       20       30       40
---------------------------------------------------------------------------------------------------
100,000       ........................................  12,500   18,750   25,000   37,500   50,000
                                                        -------- -------- -------- -------- --------
150,000       ........................................  18,750   28,125   37,500   56,250   75,000
                                                        -------- -------- -------- -------- --------
200,000       ........................................  21,250   31,875   42,500   63,750   85,000
                                                        -------- -------- -------- -------- --------
250,000       ........................................  21,250   31,875   42,500   63,750   85,000
                                                        -------- -------- -------- -------- --------
300,000       ........................................  21,250   31,875   42,500   63,750   85,000
                                                        -------- -------- -------- -------- --------
350,000       ........................................  21,250   31,875   42,500   63,750   85,000
                                                        -------- -------- -------- -------- --------
400,000       ........................................  21,250   31,875   42,500   63,750   85,000
                                                        -------- -------- -------- -------- --------
500,000       ........................................  21,250   31,875   42,500   63,750   85,000
                                                        -------- -------- -------- -------- --------
600,000       ........................................  21,250   31,875   42,500   63,750   85,000
                                                        -------- -------- -------- -------- --------
700,000       ........................................  21,250   31,875   42,500   63,750   85,000
----------------------------------------------------------------------------------------------------

The Company established the Delco Remy International, Inc. Supplemental Executive Retirement Plan (the "Executive Retirement Plan"), effective as of August 1, 1999. The Executive Retirement Plan provides additional retirement benefits to a select group of management or highly compensated employees who have devoted their full time and attention to DRI. Eligibility for the Executive Retirement Plan is determined by the DRI Compensation Committee. The benefit under the Executive Retirement Plan is based on a formula taking into account a percentage of the participant's final average compensation (over the last 5 years, not including bonuses or special compensation) to be paid at retirement (age 62), death or voluntary termination. A reduced benefit will be paid for early retirement (age 55-62 and completion of 5 years of service). Payments will be made quarterly over a 10-year period.

Participants are vested in their benefit as follows:

         Less than 5 years of service = 0%
         At least 5, but less than 6 years of service = 20%
         At least 6, but less than 7 years of service = 40%
         At least 7, but less than 8 years of service = 60%
         At least 8, but less than 9 years of service = 80%
         9 or more years of service = 100%

         100% vesting at disability retirement.

Benefits will be forfeited if the participant is or could be terminated "for cause" (as defined in the Executive Retirement Plan) or if, after retirement or voluntary termination, the participant engages in activity that would have constituted grounds to terminate "for cause" (as defined in the Executive Retirement Plan) if still employed. If the participant dies, benefits shall be payable to the designated beneficiary. If there is a change in control (as defined in the Executive Retirement

Plan) of DRI, the successor entity will continue the Plan and implement a Rabbi Trust, and all participants will be 100% vested.

The following table shows estimated annual retirement benefits that would be payable to participants under the Executive Retirement Plan upon normal retirement at age 65 under various assumptions as to final average annual compensation and years of credited service and on the assumption that benefits will be paid in the form of a single life annuity. The benefit amounts listed are not subject to any deduction for Social Security benefits.

                           Estimated Annual Retirement Benefits (in dollars)
----------------------------------------------------------------------------------------------------
                                                                   Years of Service
----------------------------------------------------------------------------------------------------
                   Final Average Compensation          10        15        20        30       40
----------------------------------------------------------------------------------------------------
100,000       .....................................       --      --        --        --        --
                                                    --------- --------- --------- --------- --------
150,000       .....................................       --      --        --        --        --
                                                    --------- --------- --------- --------- --------
200,000       .....................................   60,000    60,000    60,000    60,000   60,000
                                                    --------- --------- --------- --------- --------
250,000       .....................................   75,000    75,000    75,000    75,000   75,000
                                                    --------- --------- --------- --------- --------
300,000       .....................................   90,000    90,000    90,000    90,000   90,000
                                                    --------- --------- --------- --------- --------
350,000       .....................................  175,000   175,000   175,000   175,000  175,000
                                                    --------- --------- --------- --------- --------
400,000       .....................................  200,000   200,000   200,000   200,000  200,000
                                                    --------- --------- --------- --------- --------
500,000       .....................................  250,000   250,000   250,000   250,000  250,000
                                                    --------- --------- --------- --------- --------
600,000       .....................................  300,000   300,000   300,000   300,000  300,000
                                                    --------- --------- --------- --------- --------
700,000       .....................................  350,000   350,000   350,000   350,000  350,000
----------------------------------------------------------------------------------------------------

DRA established the Delco Remy America, Inc. Supplemental Executive Retirement Plan (the "Supplemental Plan"), effective as of August 1, 1997. The Supplemental Plan provides additional retirement benefits to an employee of the Company who was employed in a key executive or managerial position and/or was highly compensated, who had experienced reductions in retirement benefits due to limitations imposed by the Code. This employee is not covered by the Executive Retirement Plan. The benefit is based on a formula taking into account the individual's base compensation and years of service with the Company and GM. Payments are made in an installment amount to be provided for 15 years, payable in 60 equal quarterly installments starting with the calendar quarter of the individual's retirement date. In the event of the individual's death on or after his retirement, the benefit will be paid to his beneficiary in a single lump sum payment equal to the present value, as of the time of death, of any remaining installments, based on an 8% interest rate assumption, as soon as administratively feasible after the participant's death. The participant forfeits any and all rights he may have to his benefits in the event he engages in competition (as defined in the Supplemental Plan) or is terminated (or could be terminated) for cause (as defined in the Supplemental Plan) even though the individual is in pay status under the Plan.

The following table shows estimated annual retirement benefits that are payable to the participant under the Supplemental Plan, upon normal retirement at age 65 under various assumptions as to final average annual compensation and years of credited service and on the assumption that benefits will be paid in the form of a single life annuity. The benefit amounts listed are not subject to any deduction for Social Security benefits.

                             Estimated Annual Retirement Benefits (in dollars)
----------------------------------------------------------------------------------------------------
                                                                     Years of Service
                                                        --------------------------------------------
                     Final Average Compensation           10       15       20       30       40
----------------------------------------------------------------------------------------------------
100,000       ........................................     --       --       --       --       --
                                                        -------- -------- -------- -------- --------
150,000       ........................................     --       --       --       --       --
                                                        -------- -------- -------- -------- --------
200,000       ........................................  25,440   25,440   25,440   25,440   25,440
                                                        -------- -------- -------- -------- --------
250,000       ........................................  25,440   25,440   25,440   25,440   25,440
                                                        -------- -------- -------- -------- --------
300,000       ........................................  25,440   25,440   25,440   25,440   25,440
                                                        -------- -------- -------- -------- --------
350,000       ........................................  25,440   25,440   25,440   25,440   25,440
                                                        -------- -------- -------- -------- --------
400,000       ........................................  25,440   25,440   25,440   25,440   25,440
                                                        -------- -------- -------- -------- --------
500,000       ........................................  25,440   25,440   25,440   25,440   25,440
                                                        -------- -------- -------- -------- --------
600,000       ........................................  25,440   25,440   25,440   25,440   25,440
                                                        -------- -------- -------- -------- --------
700,000       ........................................  25,440   25,440   25,440   25,440   25,440
---------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                          OTHER FORMS OF COMPENSATION

401(k) Plan. The Company established the Delco Remy International 401(k) Retirement and Savings Plan (the "401(k) Plan") to allow eligible employees to help meet their long-term savings needs. This plan was substantially amended effective as of January 1, 2000. Except for eligible employees who transferred to DRA directly from GM and began immediate participation, generally all employees who are compensated on a salaried or hourly basis (excluding employees in a collective bargaining unit) are eligible to participate in the 401(k) Plan after completing three months of continuous employment. The 401(k) Plan is a defined contribution, tax-qualified plan under section 401(a) of the Code with employer and employee pre-tax contributions deductible by the Company for income tax purposes for the year contributed, and such contributions and earnings thereon are not taxable to employees until paid to them.

An employee in the 401(k) Plan may elect to have from 1% to 20% of base salary contributed from pay to the 401(k) Plan on a pre-tax basis, and receive a 100% matching contribution on the employee's pre-tax contributions that do not exceed 3% of base salary, plus a 50% matching contribution on the employee's pre-tax contributions that exceed 3% but do not exceed 5% of base salary. Discretionary employer profit-sharing contributions are allowed. Under the Code, the total contributions allocated to an employee's account for a plan year cannot exceed the lesser of $30,000 or 25% of the employee's compensation, and the employee's pre-tax contributions are limited in a calendar year to $10,500 (subject to cost of living increases under the Code).

Employees are immediately 100% vested in their 401(k) Plan benefits except for the employer profit-sharing contributions which vest at 20% a year over five years. Any forfeitures which may result under the 401(k) Plan are used to reduce future Company contributions. Employees generally may withdraw their vested benefits from the 401(k) Plan on termination of employment, retirement, or death, and may also under certain circumstances withdraw benefits while still employed (including certain financial hardship, plan loan and pre- and post-age 59 1/2, withdrawals). Until fully withdrawn, employees may direct the investment of their 401(k) Plan benefits among a broad range of investment funds.

Executive Incentive Plan. The Company's executives participate in an Executive Incentive Plan by which they are entitled to receive certain percentages of their base compensation as a bonus if a designated target or objective is met. Designated targets related to earnings, return on invested capital and/or strategic objectives are set by the Compensation Committee at the beginning of each year, based on the prior year's results. The Executive Incentive Plan provides that if a target is exceeded, then any bonus payable under the plan is commensurately increased, subject to a cap.

Stock-Based Incentive Plan. The Company also has adopted the 1997 Stock-Based Incentive Plan (the "Stock-Based Incentive Plan") that provides for discretionary grants or awards of options to purchase stock, stock appreciation rights that reflect the appreciation in the value of Common Stock ("SARs"), and restricted stock to employees and independent contractors (other than certain directors) of the Company. Under the Stock-Based Incentive Plan, 1,224,000 shares of Common Stock may be subject to awards, and no more than 85,680 shares of Common Stock may be subject to awards to any single individual in any one year. Such options, SARs and restricted stock will be awarded based on performance and with vesting schedules to be determined at the time of grant.

Under the Stock-Based Incentive Plan, the exercise price of options will not be less than the fair market value of the Common Stock on the date of grant. Options will be subject to vesting provisions as specified in an applicable option agreement. Options granted under the Stock-Based Incentive Plan may be designated, for federal income tax purposes, either as non-qualified stock options or as incentive stock options as defined in Section 422 of the Code. The Stock-Based Incentive Plan will permit, with the consent of the Compensation Committee, the exercise of options by delivery of shares of Common Stock owned by the optionee or by the withholding of such shares of Common Stock upon exercise of the option in lieu of, or in addition to, cash. The Stock-Based Incentive Plan will permit the Compensation Committee to adjust the number and kind of shares subject to awards in the event of a reorganization, merger, consolidation, reclassification, stock split, stock dividend or combination of shares.

Non-Qualified Stock Option Plan. The Company also has adopted the 1997 Non-Qualified Stock Option Plan for Non-Employee Directors (the "Non-Qualified Stock Option Plan") that provides for discretionary grants or awards of options to purchase stock of the Company. Under the Non-Qualified Stock Option Plan, 100,000 shares of Common Stock may be subject to awards of 2,000 shares per eligible director per year. Such options will be awarded based on the discretion of the Board and the director's attendance at two-thirds of the meetings (in the aggregate) of the Board of Directors and Committees of the Board of which the director was a member during the immediately preceding one-year period. The options will vest in twenty percent increments over a five-year period beginning on the date of the grant. The exercise price of options will equal the fair market value of the Common Stock on the date of the grant.

The grantee will not have taxable income and the Company is not entitled to a deduction upon the grant of a non-qualified stock option. Upon exercise of an option, a grantee will have ordinary income equal to the excess of the fair market value of the shares received over the exercise price of the option, and the Company will be entitled to a corresponding deduction.

                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                       OWNERS AND DIRECTORS AND OFFICERS

The following table sets forth information as of September 1, 2000 with respect to shares of each class of Common Stock beneficially owned by (i) each person or group that is known to the Company to be the beneficial owner of more than 5% of each class of outstanding Common Stock, (ii) each director and named executive officer of the Company and (iii) all directors and executive officers of the Company as a group. Unless otherwise specified, all shares are directly held. In general, each share of Class A Common Stock is convertible into one share of Class B Common Stock, and each share of Class B Common Stock is convertible into one share of Class A Common Stock.

                                                               Class B
                                                                Common
                                Class A Common Stock (1)        Stock             Combined (1)
                              --------------------------     ----------    ------------------------
                              Shares Owned     Percent      Shares Owned   Shares Owned     Percent
                              ------------    ----------    ------------   ------------    --------
Citicorp Venture Capital Ltd..  3,607,343        18.2%        6,278,055       9,885,398      37.9%
     399 Park Avenue
     New York, NY  10043
MASG Disposition, Inc.........  3,025,391        15.3%               --       3,025,391      11.6%
     275 Rex Boulevard
     Auburn Hills, MI 48326
World Equity Partners, LP(2)..  1,680,000         8.5%               --       1,680,000       6.4%
     399 Park Avenue
     New York, NY  10043
Harold K. Sperlich (3)(4).....    806,804         4.1%               --         806,804       3.1%
Thomas J. Snyder (3)(5).......    430,340         2.2%               --         430,340       1.6%
J. Timothy Gargaro (3)........         --          --                --              --        --
Joseph P. Felicelli (3).......     56,800           *                --          56,800         *
Richard L. Stanley (3)........    140,640           *                --         140,640         *
James R. Gerrity (3)(6).......    544,867         2.8%               --         544,867       2.1%
E.H. Billig (3)(7)............    258,600         1.3%               --         258,600       1.0%
Richard M. Cashin, Jr.(3)(8)..    320,297         1.6%               --         320,297       1.2%
Michael A. Delaney (3)(8)....      80,171           *                --          80,171         *
Robert J. Schultz (3)........      78,880           *                --          80,880         *
Susan E. Goldy (3)...........      58,180           *                --          58,180         *
All directors and executive
     officers as a group
     (15 persons) (3)........   2,985,529        15.0%               --       2,985,529      11.4%

---------

*    Represents less than 1%

(1) Does not include up to 1,324,000 shares of Class A Common Stock that are subject to stock option plans, except as noted in footnote (3) below, or 1,680,000 shares issuable upon exercise of warrants except that, in the case of the warrants, with respect to World Equity Partners, L.P. such 1,680,000 shares are included.

(2)  Represents warrants to acquire Class A Common Stock.

(3) Common Stock and the percent of class listed as beneficially owned by the Company's executive officers and directors include outstanding options to purchase Common Stock which are exerecisable within 60 days of November 1, 2000, as follows: Harold K. Sperlich - 8,340 shares; Thomas J. Snyder - 8,340 shares; J. Timothy Gargaro - 0 shares; Joseph P. Felicelli - 6,300 shares; Susan E. Goldy - 5,280 shares; James Gerrity - 1,600 shares; E.H. Billig - 1,600 shares; Richard M. Cashin, Jr. - 1,600 shares; Michael A. Delaney - 1,600 shares; Robert J. Schultz - 1,600 shares; Roderick English
     - 6,000 shares; David E. Stoll - 2,700 shares; Patrick C. Mobouck - 5,880 shares; Richard L. Stanley - 5,640 shares; and Allen R. Wilkie - 2,820 shares.

(4) Held as trustee under agreement dated February 4, 1985, as amended, with Harold K.

     Sperlich, as Settlor.

(5) Includes 84,000 shares held by Daisy Farm Limited Partnership of which Mr. Snyder is General Partner.

(6)  Includes 486,237 shares and 57,030 shares, respectively, held by the James
     R. Gerrity Living Trust and the Susan Gerrity Living Trust.

(7)  Held by The Billig Family Limited Partnership.

(8) Does not include shares beneficially held by CVC, World Equity Partners, L.P. or CCT Partners I, L.P. which may be deemed to be beneficially owned by Messrs. Delaney and Cashin. Messrs. Delaney and Cashin disclaim beneficial ownership of shares held by CVC or World Equity Partners, L.P.

--------------------------------------------------------------------------------

                              EXECUTIVE OFFICERS

The executive officers of the Company are as follows:

Harold K. Sperlich, Chairman of the Board of Directors. Mr. Sperlich is described above as a nominee for director.

Thomas J. Snyder, President, Chief Executive Officer and Director. Mr. Snyder is described above as a nominee for director.

J. Timothy Gargaro, Senior Vice President and Chief Financial Officer. Mr. Gargaro joined Delco Remy in May 2000 from Lear Corporation. At Lear since 1993, Mr. Gargaro held several senior level finance positions within the organization. He served as Vice President of Finance for Lear's Ford and Chrysler divisions and Chief Financial Officer of European Operations in Frankfurt, Germany. Prior to Lear, he was the Chief Financial Officer of Ring Screw Works since 1989. Age:
46

Joseph P. Felicelli, Group Vice President, Aftermarket. Mr. Felicelli has been Group Vice President since September 1997. Prior to joining the Company, Mr. Felicelli served in various management positions for Cooper Industries. Age: 54

Susan E. Goldy, Esquire, Senior Vice President and General Counsel. Ms. Goldy has been Senior Vice President and General Counsel since February 2000. Prior to that, she had been Vice President and General Counsel since 1997. Before joining the Company, she was an associate, and since 1993, was a partner in the law firm of Dechert. Age: 46

Roderick English, Senior Vice President, Human Resources and Communications. Mr. English has been Senior Vice President of Human Resources and Communications since November 1997. Prior to that Mr. English had been Senior Vice President of Human Resources and Communications at Delco Remy America since the Company's inception in 1994. Mr. English joined the Delco Remy Division of GM in 1976 and became Plant Manager of plant 17 in 1992. Prior to that, Mr. English served as Divisional Manager of Labor Relations since 1989. Age: 48

David E. Stoll, Vice President, Treasurer and Secretary. Mr. Stoll was Vice President, Controller and Secretary since the Company's inception in 1994. During fiscal year 2000, he was elected to the position of treasurer. Prior to joining the Company, he was Vice President of Finance of Dyneer Corporation since 1987 and, prior to that, served as corporate controller since 1973. Age:
58

Patrick C. Mobouck, Vice President-Managing Director, Europe. Mr. Mobouck has been Vice President-Managing Director, Europe since July 1997. He has also been Chairman of Autovill since August 1997. Before joining the Company, Mr. Mobouck was with Monroe Auto Equipment since 1987, most recently as Managing Director-Europe, Middle East and Africa. Age: 46

Richard L. Stanley, President, Delco Remy America. Mr. Stanley has been President of Delco Remy America since November 1998. Prior to that, Mr. Stanley had been Senior Vice President, Automotive Systems since the Company's inception in 1994. Mr. Stanley joined the Delco Remy Division of GM in 1978, serving most recently as Director of Customer Programs since 1992 and as European Chief Engineer since 1988. Age 44

Allen R. Wilkie, Vice President and Operations Controller. Mr. Wilkie has been Vice President and Operations Controller since June 2000 and Operations Controller since March 1996. Prior to that, Mr. Wilkie served as Vice President, Controller of American International, Inc. from March 1994 though March 1996. Age 50

--------------------------------------------------------------------------------

                             EMPLOYMENT AGREEMENT

The Company has entered into an Employment Agreement with Thomas J. Snyder which provides for his employment until 2001. Mr. Snyder's agreement will automatically extend for successive additional 12-month periods after July 2001 until notice by either the Company or Mr. Snyder. Mr. Snyder receives an annual base salary of $350,000, subject to merit increases as determined by the Board of Directors, plus annual performance bonuses as determined by the Board of Directors. The agreement provides that the executive may not engage in any business competitive with the Company while employed by the Company and for a period of one year thereafter.


                            SHAREHOLDERS AGREEMENT

CVC, World Equity Partners, L.P., MASG, Harold K. Sperlich, James R. Gerrity and other parties named therein as management investors (together with Messrs. Sperlich and Gerrity, the "Management Investors") (collectively the "Investors"), entered the Shareholders Agreement containing certain agreements among such shareholders with respect to the capital stock and corporate governance of the Company.

Pursuant to the Shareholders Agreement, the Investors agreed to vote their shares in favor of the Board of Directors of the Company being composed of seven directors as follows: Harold K. Sperlich (so long as he continues to serve as chairman of the Board of Directors); one individual nominated by MASG; two individuals nominated by CVC; James R. Gerrity (so long as he continues to serve as an officer or a consultant to the Company); Thomas J. Snyder (so long as he continues to serve as President of the Company); and one independent director.

So long as CVC owns at least 7% of the outstanding shares of Class A and Class B Common Stock, the Investors have agreed to vote their shares in favor of any proposal by CVC to remove directors nominated by CVC or to fill directorships vacated by directors nominated by CVC. So long as MASG owns at least 7% of the outstanding shares of Class A and Class B Common Stock, the Investors have agreed to vote their shares in favor of any proposal by MASG to remove directors nominated by MASG or to fill directorships vacated by directors nominated by MASG.

The Investors beneficially own over 50% of the outstanding shares of Class A Common Stock and, pursuant to the foregoing described provisions, are able to elect the entire Board of Directors of the Company.

The Shareholders Agreement also provides for certain restrictions on transfer by Management Investors, including, subject to certain exemptions, the right of the Company to repurchase shares held by Management Investors upon termination of employment prior to certain dates determined by the date on which each Management Investor purchased shares, in each case at a formula price, and the grant of a right of first refusal in favor of the Company in the event a Management Investor elects to transfer such Management Investor's shares of Class A and Class B Common Stock.

--------------------------------------------------------------------------------


                       COMPENSATION COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION

No member of the Compensation Committee is a former or current officer or employee of the Company or any of its subsidiaries. To the Company's knowledge, there were no other relationships involving members of the Compensation Committee requiring disclosure in this section of this Proxy Statement.